SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 9, 2025
KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

1Q25 Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. st The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1 , 2018 and K-IFRS st 1116 ‘Leases’ as of Jan 1 , 2019. There are no obligation to apply the new standard to previous financial statements. If you have any questions related to this material, please contact the IR department. Tel: +82-70-4193-4036 2

Contents 1 1Q25 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

1 1Q25 Highlights

Financials

Strong OP growth driven by CT/AX and real estate development project*

(Unit: KRW)

Cons.	Revenue	6,845.1bn (YoY +2.9%)
	Operating Profit	688.8bn (YoY +36.0%)
Sep.	Revenue	4,682.0bn (YoY -0.3%)
	Operating Profit	400.1bn (YoY +1.6%)

* Through recognition of apartment sales revenue

Shareholder return

1Q25 Dividend[1]	KRW 600 per share (YoY +20%)	Share Buyback & Cancellation[2]	KRW 250bn (Value-up plan)	Dividend Procedure[3]	Announce dividend amount prior to record date

1)Record date : '25.03.31 , 2)Cancellation TBC, considering foreign limits, 3)Quarterly dividend(2Q25~)

Business Strategy

AX Business Growth

- ✓ Launch of Korean AI model and KT SPC* based on Microsoft partnership ('25.06~)
  - * Secure Public Cloud
- ✓ Strategic partnership with Palantir('25.03)
- ✓ Media business innovation based on AI
  - Accelerating AX with media AI Agent, AI Studio Lab

Value-Up Plan Execution

- ✓ Accelerate AICT Transformation
  - AI/IT rev. up YoY +10.2%
- ✓ Liquidate non-core assets
  - Completed the sale of Initech['25.03], Play D['25.04]
- ✓ Streamline low-margin business(20 units)

4

Contents 1 1Q25 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

K-IFRS / Consolidated 1 Income Statement • Revenue +2.9% YoY driven by growth in Telco, real estate, and cloud/DC businesses • OP +36.0% YoY reflecting KT Group-wide efforts for profitability and gains from real estate sales (Unit: KRW bn) 1Q24 4Q24 1Q25 QoQ YoY Operating Revenue 6,654.6 6,575.6 6,845.1 4.1% 2.9% Service Revenue 5,722.7 5,754.7 5,700.4 -0.9% -0.4% Sale of goods 931.9 820.9 1,144.7 39.4% 22.8% Operating Expense 6,148.1 7,230.7 6,156.3 -14.9% 0.1% Turned to 506.5 -655.1 688.8 36.0% Operating Income Profit Margin 7.6% -10.0% 10.1% 20.1%p 2.5%p 1 Margin 8.9% -11.4% 12.1% 23.5%p 3.2%p Turned to Non-op. Income/Loss 22.5 -354.9 23.1 2.5% Profit Turned to Income before taxes 529.0 -1,010.1 711.8 34.6% Profit Turned to Net Income 393.0 -769.6 566.8 44.2% Profit 5.9% -11.7% 8.3% 20.0%p 2.4%p Margin EBITDA 1,480.2 318.0 1,657.4 421.2% 12.0% Margin 22.2% 4.8% 24.2% 19.4%p 2.0%p 1 1) OP Margin = Operating Income/Service Revenue 6

K-IFRS / Consolidated 2 Operating Expenses • OP. expenses remained flat, as key costs such as depreciation and selling expenses remained stable (Unit: KRW bn) 1Q24 4Q24 1Q25 QoQ YoY Operating Expenses 6,148.1 7,230.7 6,156.3 -14.9% 0.1% 1,100.9 2,189.6 1,121.8 -48.8% 1.9% Labor Cost General Expense 2,674.2 2,791.2 2,655.8 -4.8% -0.7% - Depreciation 973.7 973.1 968.7 -0.5% -0.5% 726.5 667.5 798.3 19.6% 9.9% Cost of Service Selling Expense 599.6 608.4 598.0 -1.7% -0.3% Cost of Goods sold 1,046.9 974.0 982.3 0.9% -6.2% [Selling Expense (KT Separate)] (Unit: KRW bn) 1Q24 4Q24 1Q25 QoQ YoY Selling Expense 620.6 630.7 625.5 -0.8% 0.8% 7

K-IFRS / Consolidated 3 Balance Sheet • Net Debt/equity ratio +6.1%p QoQ following an increase borrowings across the subsidiaries (Unit: KRW bn) Mar 31, 2024 Dec 31, 2024 Mar 31, 2025 QoQ YoY Assets 42,710.0 41,880.0 42,185.6 0.7% -1.2% 3,000.7 3,716.7 3,133.0 -15.7% 4.4% Cash & Cash equivalents Liabilities 24,127.8 23,883.4 23,847.3 -0.2% -1.2% 10,151.4 10,520.7 11,169.5 6.2% 10.0% Borrowings Equity 18,582.2 17,996.5 18,338.3 1.9% -1.3% Capital Stock 1,564.5 1,564.5 1,564.5 0.0% 0.0% Net Debt 7,150.7 6,804.0 8,036.5 18.1% 12.4% Debt / Equity 129.8% 132.7% 130.0% -2.7%p 0.2%p Net Debt / Equity 38.5% 37.8% 43.8% 6.0%p 5.3%p 134.9% 132.7% 131.1% 130.1% 129.8% 130.0% 127.3% 127.0% 124.8% 122.5% 122.8% 121.5% 115.4% D 부채비율 ebt/Equity 46.6% 순부채비율 44.6% 43.8% Net Debt/Equity 42.9% 41.0% 40.6% 39.5% 37.4% 38.5% 38.5% 37.8% 33.5% 30.3% 8 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25

K-IFRS / Separate and major subsidiaries 4 CAPEX • 1Q25 Total CAPEX Execution: KRW 300.0bn (KT Separate), KRW 351.8bn (Major Subsidiaries) (Unit: KRW bn) 3,534 3,319 3,124 813 907 824 ■ Major Subsidiaries’ CAPEX Includes Finance, Media, Cloud/DC, 2,721 Real Estate, etc. 2,412 2,300 652 ■ KT Separate CAPEX 352 300 Access network, Backbone Network, 2022 2023 2024 1Q25 B2B and etc. KT 주요 그룹사 Major Subsidiaries 9

Contents 1 1Q25 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

K-IFRS / Separate 1 KT - Wireless • Wireless service revenue +1.6% YoY with increased 5G penetration (78.9%) and MVNO revenue • Expanded customer choice with mid-tier and online-only plans, and strengthened online marketing (Unit: KRW bn) 1Q24 4Q24 1Q25 QoQ YoY Wireless 1,736.5 1,717.8 1,753.1 2.1% 1.0% Wireless Service 1,649.8 1,648.8 1,676.8 1.7% 1.6% Interconnection 86.7 69.0 76.3 10.5% -12.0% Wireless Subscribers (Unit: Thousands) 26,445 26,132 25,199 24,834 24,904 10,539 10,400 10,251 9,948 10,093 2,815 2,969 Handset(5G) 3,184 3,519 3,364 Handset(5 (ex G c.외 5G )) 5,832 5,581 4,562 4,313 4,276 2nd device & IoT MVNO 7,203 7,182 7,259 7,091 7,134 1Q24 2Q24 3Q24 4Q24 1Q25 11

K-IFRS / Separate 2 KT - Fixed Line • Broadband revenue +1.3% YoY, due to increase in GiGA subscribers and new value-added services • Media revenue +0.1% YoY, following a continued subscriber shift to premium plans and to upgraded set-top boxes (Unit: KRW bn) 1Q24 4Q24 1Q25 QoQ YoY Fixed Line 1,322.4 1,317.1 1,311.7 -0.4% -0.8% Broadband 620.8 625.4 628.7 0.5% 1.3% Media 518.6 523.2 519.2 -0.8% 0.1% Home Telephony 183.0 168.6 163.8 -2.8% -10.5% Broadband Subscribers IPTV Subscribers (Unit: Thousands) (Unit: Thousands) Subscribers GiGA (%) 9,600 9,500 9,984 9,956 9,438 9,928 9,899 9,862 9,300 9,200 69.4% 69.2% 68.9% 68.7% 68.5% 1Q24 2Q24 3Q24 4Q24 1Q25 1Q24 2Q24 3Q24 4Q24 1Q25 12

K-IFRS / Separate 3 KT - B2B Services • B2B Service revenue -0.3% YoY, owing to continued streamlining of low-margin businesses • AI/IT revenue +11.9% YoY, sustaining strong double-digit growth trend (Unit: KRW bn) 1Q24 4Q24 1Q25 QoQ YoY B2B Service 895.0 856.5 892.2 4.2% -0.3% Corp. Broadband/Data Revenue Revenue of AI/IT (Unit: KRW bn) (Unit: KRW bn) 335.4 327.0 323.5 324.2 325.1 YoY +3.7% 312.2 279.0 280.7 259.9 254.8 YoY +10.2% 1Q24 2Q24 3Q24 4Q24 1Q25 1Q24 2Q24 3Q24 4Q24 1Q25 ※ Corp. Broadband/Data rev includes: ※ AI/IT rev includes: Leased line, Kornet, VPN, Global data AX platform-based including AICC, IoT, Multi/Hybrid Cloud, and Smart Mobility 13

K-IFRS / Consolidated(each subsidiary) 4 Major Subsidiaries • BC Card revenue -6.8% YoY, as card transactions slowed in response to broader economic uncertainty • kt cloud, revenue +42.2% YoY, supported by increased DC usage from global clients and momentum in D&B* *Design & Build operations Revenue of Major Subsidiaries (consolidated) (Unit: KRW bn) 1Q24 4Q24 1Q25 QoQ YoY BC Card 935.6 961.1 872.0 -9.3% -6.8% Kt skylife 254.4 257.0 242.9 -5.5% -4.5% * Content Subsidiaries 138.6 163.4 143.7 -12.1% 3.7% kt cloud 175.2 221.0 249.1 12.7% 42.2% kt estate 137.7 174.8 137.3 -21.4% -0.3% *kt nasmedia(PlayD incl.), kt studiogenie(Genie music, Storywiz, and others incl.) (Unit: KRW bn) Subsidiaries’ OP Contribution 288.7 135.1 125.2 112.7 89.9 1Q24 2Q24 3Q24 4Q24 1Q25 14

Contents 1 1Q25 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	1Q24	2Q24	3Q24	4Q24	1Q25
Operating revenue	**6,654.6**	**6,546.4**	**6,654.6**	**6,575.6**	**6,845.1**
Service revenue	**5,722.7**	**5,776.6**	**5,752.0**	**5,754.7**	**5,700.4**
Sale of goods	**931.9**	**769.8**	**902.7**	**820.9**	**1,144.7**
Operating expense	**6,148.1**	**6,052.4**	**6,190.5**	**7,230.7**	**6,156.3**
Cost of Service	**5,101.2**	**5,178.9**	**5,111.6**	**6,256.7**	**5,174.0**
Labor cost	1,100.9	1,213.2	1,118.3	2,189.6	1,121.8
General expense	2,674.2	2,708.3	2,692.6	2,791.2	2,655.8
Cost of service	726.5	656.6	699.8	667.5	798.3
Selling expense	599.6	600.8	600.8	608.4	598.0
Cost of Goods sold	**1,046.9**	**873.5**	**1,078.9**	**974.0**	**982.3**
Operating income	**506.5**	**494.0**	**464.1**	**-655.1**	**688.8**
N-OP income (loss)	**22.5**	**62.7**	**45.0**	**-354.9**	**23.1**
N-OP income	323.1	325.8	35.8	611.5	199.1
N-OP expense	310.9	260.1	-11.1	969.7	167.9
Equity Method (G/L)	10.2	-3.0	-1.9	3.3	-8.2
Income bf tax	**529.0**	**556.7**	**509.1**	**-1,010.1**	**711.8**
Income tax	136.0	146.2	125.9	-240.4	145.0
Net income	**393.0**	**410.5**	**383.2**	**-769.6**	**566.8**
NI contribution to KT	375.5	393.0	357.3	-655.6	539.8
EBITDA	**1,480.2**	**1,460.2**	**1,428.9**	**318.0**	**1,657.4**
EBITDA Margin	22.2%	22.3%	21.5%	4.8%	24.2%

KT Separate	1Q24	2Q24	3Q24	4Q24	1Q25
Operating revenue	**4,694.8**	**4,548.3**	**4,765.0**	**4,571.6**	**4,682.0**
Service revenue	**4,040.6**	**4,048.0**	**4,069.0**	**3,995.8**	**4,044.5**
Handset revenue	**654.2**	**500.3**	**696.0**	**575.8**	**637.5**
Operating expense	**4,301.0**	**4,189.5**	**4,426.1**	**5,316.6**	**4,281.9**
Cost of Service	**3,624.7**	**3,696.8**	**3,688.7**	**4,713.8**	**3,620.7**
Labor cost	540.7	631.3	534.6	1,545.1	460.2
General expense	1,777.1	1,804.2	1,832.7	1,905.9	1,875.7
Cost of service	673.2	630.6	685.6	620.0	647.5
Selling expense	633.7	630.7	635.7	642.8	637.4
Cost of Devices sold	**676.3**	**492.6**	**737.3**	**602.8**	**661.2**
Operating income	**393.8**	**358.8**	**338.9**	**-745.0**	**400.1**
N-OP income (loss)	**72.4**	**50.3**	**69.2**	**-101.5**	**48.2**
N-OP income	309.0	260.0	32.5	538.7	158.2
N-OP expense	236.6	209.7	-36.7	673.2	110.0
Income bf tax	**466.1**	**409.2**	**408.0**	**-879.5**	**448.3**
Income tax	112.1	94.7	98.2	-228.1	82.9
Net income	**354.0**	**314.5**	**309.8**	**-618.5**	**365.4**
EBITDA	**1,199.1**	**1,162.9**	**1,144.8**	**70.4**	**1,210.6**
EBITDA Margin	25.5%	25.6%	24.0%	1.5%	25.9%

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	1Q24	2Q24	3Q24	4Q24	1Q25
Assets	**42,710.0**	**43,144.4**	**42,750.4**	**41,880.0**	**42,185.6**
Current assets	**14,997.4**	**15,175.2**	**15,197.0**	**14,251.9**	**14,458.5**
Cash & cash equivalents	3,000.7	3,786.7	3,953.9	3,716.7	3,133.0
Trade & other receivables	4,571.4	4,161.7	4,304.2	3,987.3	4,217.8
Inventories	899.1	964.0	903.2	940.2	853.9
Other current asset	6,526.2	6,262.7	6,035.7	5,607.8	6,253.8
- Prepaid_Contract cost	1,249.2	1,233.6	1,236.7	1,233.6	1,325.3
- Contract assets	620.4	611.1	625.6	577.4	597.9
Non-current assets	**27,712.6**	**27,969.2**	**27,553.4**	**27,628.0**	**27,727.1**
Trade & other rec	381.2	398.4	357.0	381.8	336.3
Tangible assets	14,585.7	14,591.7	14,509.1	14,825.8	14,398.1
Other current assets	12,745.7	12,979.1	12,687.3	12,420.4	12,992.7
- Prepaid_Contract cost	465.1	471.4	485.2	504.6	462.3
- Contract assets	229.3	226.3	225.3	223.4	208.3
Liabilities	**24,127.8**	**24,162.5**	**23,564.0**	**23,883.4**	**23,847.3**
Current liabilities	**14,046.1**	**14,095.2**	**14,644.5**	**13,874.7**	**13,134.6**
Trade & other payables	8,282.4	8,052.3	7,712.9	7,394.8	6,952.5
Short-term borrowings	3,538.6	3,595.0	4,358.7	3,904.8	3,649.1
Others	2,225.1	2,447.9	2,572.9	2,575.2	2,533.0
- Contract liabilities	239.3	231.2	230.6	226.4	244.1
Non-current liabilities	**10,081.7**	**10,067.3**	**8,919.5**	**10,008.7**	**10,712.7**
Trade & other payables	554.1	556.1	573.4	578.4	372.4
Long-term borrowings	6,612.8	6,555.6	5,409.9	6,615.9	7,520.5
Others	2,914.8	2,955.4	2,936.2	2,814.3	2,819.9
- Contract liabilities	48.7	43.6	48.7	46.9	48.4
Equity	**18,582.2**	**18,981.9**	**19,186.4**	**17,996.5**	**18,338.3**
Retained earnings	14,361.5	14,452.7	14,675.2	13,779.8	14,197.4

KT Separate	1Q24	2Q24	3Q24	4Q24	1Q25
Assets	**30,334.8**	**30,464.8**	**29,957.1**	**29,528.9**	**29,041.0**
Current assets	**7,578.4**	**7,451.7**	**7,447.7**	**6,892.6**	**7,016.3**
Cash & cash equi.	1,331.6	1,722.5	1,608.7	1,540.6	1,150.6
Trade & other rec.	3,546.3	3,097.6	3,275.6	2,904.8	3,209.5
Inventories	310.3	404.1	264.6	224.7	190.2
Other current asset	2,390.2	2,227.5	2,298.8	2,222.5	2,465.9
- Prepaid_Contract cost	1,335.4	1,312.5	1,318.3	1,308.8	1,405.7
- Contract assets	540.2	548.6	542.0	521.1	521.4
Non-current assets	**22,756.4**	**23,013.1**	**22,509.4**	**22,636.3**	**22,024.7**
Trade & other rec	298.8	321.1	278.2	309.1	241.1
Tangible assets	11,214.3	11,264.4	11,185.6	11,477.7	11,068.3
Other current assets	10,281.4	10,472.9	10,116.8	9,953.2	9,856.6
- Prepaid_Contract cost	451.9	453.8	475.3	493.4	454.8
- Contract assets	207.4	204.1	201.7	198.2	182.3
Liabilities	**15,335.6**	**15,166.7**	**14,513.1**	**15,108.7**	**14,409.3**
Current liabilities	**7,477.8**	**7,315.1**	**8,074.9**	**7,633.2**	**7,265.4**
Trade & other payables	4,864.3	4,694.7	4,421.5	4,585.8	4,258.8
Short-term borrowings	1,914.9	1,789.5	2,860.3	2,434.2	2,263.0
Others	698.5	830.8	793.0	613.2	743.6
- Contract liabilities	227.0	206.9	210.5	208.4	217.8
Non-current liabilities	**7,857.9**	**7,851.6**	**6,438.2**	**7,475.5**	**7,144.0**
Trade & other payables	1,074.2	1,063.8	1,010.2	979.4	672.0
Long-term borrowings	5,652.2	5,675.7	4,290.7	5,437.7	5,417.6
Others	1,131.5	1,112.0	1,137.3	1,058.4	1,054.4
- Contract liabilities	36.0	26.4	32.9	34.5	37.5
Equity	**14,999.2**	**15,298.1**	**15,444.1**	**14,420.2**	**14,631.7**
Retained earnings	12,390.5	12,404.2	12,579.2	11,717.9	11,965.0

17

K-IFRS / Separate

3 Subscribers

(Unit: Thousands)

Wireless Subscribers	1Q 24	2Q 24	3Q 24	4Q 24	1Q 25	QoQ	YoY
Total	24,834	24,904	25,199	26,132	26,445	1.2%	6.5%
- MNO	17,743	17,770	17,997	18,950	19,186	1.2%	8.1%
- MVNO	7,091	7,134	7,203	7,182	7,259	1.1%	2.4%
5G Handset[1)]	9,948	10,093	10,251	10,400	10,539	1.3%	5.9%
Churn rate[2)]	1.1%	1.0%	1.0%	1.1%	1.0%	0.1%p	-0.1%p
ARPU (KRW)[3)]	34,461	34,507	34,560	34,567	34,856	0.8%	1.1%

1) 5G Handset : Retroactively applied from 1Q23 based on the change of subscriber disclosure criteria by the MSIT (excludes 5G 2nd Device and 5G IoT)

2) Churn rate : Based on MNO subscribers (excludes IoT)

3) ARPU = Wireless revenue* / Wireless subscribers**

* Wireless revenue(3G, LTE, 5G incl.): Revenue of Voice/Data usage (Interconnection/Subscription fee exc.), VAS, Contract/ Bundled Discounts, and etc. incl.

** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter (IoT/M2M exc.)

(Unit: Thousands)

Fixed Line Subscribers	1Q 24	2Q 24	3Q 24	4Q 24	1Q 25	QoQ	YoY
Telephony	11,903	11,748	11,616	11,475	11,320	-1.4%	-4.9%
- PSTN	8,673	8,526	8,395	8,264	8,122	-1.7%	-6.4%
- VoIP	3,230	3,222	3,222	3,211	3,198	-0.4%	-1.0%
Broadband	9,862	9,899	9,928	9,956	9,984	0.3%	1.2%
IPTV (GTV+GTS)	9,418	9,423	9,440	9,449	9,438	-0.1%	0.2%

※ Number of IPTV subscribers above differs from MSIT figures that follow the IPTV law

- Number of KT pay TV subscribers in 2H 2024 is 8,852,093 (6-month average)

18